Filed by FPL Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed as filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended

Subject Company: FPL Group, Inc.
Commission File No.:1-8841

This communication is not a solicitation of a proxy from any security holder of FPL Group, Inc. ("FPL Group") or Constellation Energy Group, Inc. ("Constellation Energy"). Constellation Energy intends to file with the Securities and Exchange Commission (the "SEC") a registration statement that will include the joint proxy statement/prospectus of Constellation Energy and FPL Group and other relevant documents to be mailed to security holders in connection with the proposed transaction. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FPL GROUP, CONSTELLATION ENERGY AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to security holders of FPL Group and Constellation Energy seeking approval of the proposed transaction. Investors will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from FPL Group, 700 Universe Blvd., Juno Beach, FL 33408, Attention: Investor Relations, or from Constellation Energy, Shareholder Services, 750 East Pratt St., Baltimore, MD 21202.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FPL Group, Constellation Energy and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding FPL Group's directors and executive officers is available in its Form 10-K/A filed with the SEC by FPL Group on April 28, 2006, and information regarding Constellation Energy's directors and executive officers is available in its Form 10-K/A filed with the SEC by Constellation Energy on May 1, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This filing includes (I) the slides posted on FPL Group, Inc.'s website in connection with its May 2, 2006 audio webcast broadcast on its first quarter 2006 earnings release and (ii) the chief financial officer's remarks accompanied by headings which coordinate such remarks with the slides:

Slide 1

Earnings conference call first quarter 2006 May 2 2006

Slide 2

This communication is not a solicitation of a proxy from any security holder of FPL Group or Constellation Energy. Constellation Energy intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement prospectus of Constellation Energy and FPL Group and other relevant documents to be mailed to security holders in connection with the proposed transaction. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FPL GROUP, CONSTELLATION ENERGY, AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to security holders of FPL Group and Constellation Energy seeking approval of the proposed transaction. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SECs website, www.sec.gov. In addition, a copy of the joint proxy statement prospectus (when it becomes available) may be obtained free of charge from Constellation Energy, Shareholder Services, 750 E. Pratt Street, Baltimore, MD 21201, or from FPL Group, Shareholder Services, P.O. Box 14000, 700 Universe Blvd., Juno Beach, Florida 33408 0420. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. FPL Group, Constellation Energy, and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding FPL Groups directors and executive officers is available in its Form 10 KA filed with the SEC by FPL Group on April 28, 2006, and information regarding Constellation Energys directors and executive officers is available in its Form 10 K A filed with the SEC by Constellation Energy on May 1 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement prospectus and other relevant materials to be filed with the SEC when they become available.

Slide 3

Any statements made herein about future operating results or other future events are forwardlooking statements under the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. These forwardlooking statements may include, for example, statements regarding anticipated future financial and operating performance and results, including estimates for growth, benefits of the proposed merger between FPL Group and Constellation Energy, the likelihood and timing of the closing of the proposed merger, integration plans and expected synergies. Actual results may differ materially from such forwardlooking statements. A discussion of factors that could cause actual results or events to vary is contained in the Appendix herein and in our SEC filings.

Slide 4

Overview of First Quarter 2006 Outstanding performance at FPL Energy Favorable market conditions Excellent operational performance Slightly abovenormal wind resource Florida Power and Light Company below expectations Primarily mild weather Outlook 2006 focus on execution Expectations remain 2.80 to 2.90 for 2006 1 Assumes normal weather and excludes the cumulative effect of adopting new accounting standards, mergerrelated costs as well as the mark to market effect of non qualifying hedges none of which can be determined at this time.

Slide 5

FPL Group Results First Quarter GAAP adjusted net income EPS (dollars millions) 137 248 0.36 0.63 168 228 0.44 0.58 05 06 See Appendix for reconciliation of GAAP to adjusted amounts

Slide 6

FPL First Quarter Summary Continued good customer growth Weather adjusted usage per customer flat Below normal weather Depreciation down offset by increases in O&M and interest, plus reduction in AFUDC 2005 storm cost recovery proceedings New ten year site plan

Slide 7

Florida Power and Light Earnings First quarter net income EPS (dollar millions) 111 122 0.30 0.31 05 06

Slide 8

Growth in Customer Accounts First Quarter Comparisons 1 (thousands) 10 year average 60 61 69 88 90 76 93 106 95 92 97 98 99 00 01 02 03 04 05 06 1 Change in average customer accounts from prior years first quarter

Slide 9

Retail Sales at FPL First Quarter 2.2 percent customer growth (0.5 percent) usage growth due to weather 0.0 percent underlying usage growth, mix, and other 1.7 percent kWh sales growth

Slide 10

FPL O and M and Depreciation First Quarter ( millions) O and M 310 330 05 06 Depreciation 230 195 05 06 Figures include amounts that are recovered through cost recovery clauses which have no impact on net income

Slide 11

FPL Earnings Contribution Drivers First Quarter (dollar per share) FPL 2005 EPS 0.30 drivers customer growth 0.03 usage due to weather (0.01) underlying usage growth mix and other 0.00 O and M (0.02) depreciation 0.06 AFUDC and interest expense (0.05) other 1 0.00 FPL 2006 EPS $0.31 1 including share dilution and rounding

Slide 12

2005 Storm Cost Recovery Update January 13 filing proposed consolidating 213 million remaining 2004 costs 816 million 2005 costs 650 million reserve rebuild Hearings held April 19 21 Prudency Level of reserve Securitization vs. surcharge Multiple intervenors OPC proposed a 166 million of adjustments and disallowances Staff witness proposed up to 20 sharing Inconsistent with 2005 Rate Agreement 1.7B overall 1 Estimate as of July 31 2006

Slide 13

Capacity additions and fuel diversity at FPL 10 year Power Plant Site Plan (2006 to 2015) filed earlier this month with the FPSC Clean coal alternatives being evaluated for 2012 and 2013 Notified NRC of intent to submit license application in 2009 to build new Florida nuclear plant

Slide 14

FPL Energy First Quarter Summary Outstanding results overall Strong operational performance Good wind and hydro resource availability Favorable market conditions Good progress on wind development Pipeline is full for 2006 Expect to add approximately 760 mw of new development Acquired an additional 33.5 mw 2007 wind development of 625 750 mw Continued positive outlook for next few years

Slide 15

FPL Energy results first quarter GAAP Net Income (millions) EPS 37 151 0.10 0.38 05 06 Adjusted Net Income ( millions) EPS 68 128 0.18 0.32 05 06 See Appendix for reconciliation of GAAP to adjusted amounts

Slide 16

FPL Energy Contribution Drivers (dollars per share) First Quarter FPL Energy 2005 Adjusted EPS 0.18 Drivers New investment 0.05 existing assets 0.16 asset optimization and trading 0.00 restructuring activities (0.03) other 1 (0.04) FPL Energy 2006 Adjusted EPS 0.32 1 including interest expense share dilution and rounding See Appendix for reconciliation of GAAP to adjusted amounts

Slide 17

Significantly Improved Market Conditions Market Update Ca 07 forward 3 31 06 change in cal 07 forward 1 3 05 to 12 30 05 change in cal 07 forward 12 31 05 to 3 31 06 Natural Gas (dollars per MMBTU) 1 9.60 4.51 (0.065) NEPOOL 7 by 24 Power 2 86.28 36.91 (5.48) NEPOOL Spark Spreads 3 23.80 8.43 (3.20) ERCOT Spark Spreads 4 20.11 10.45 (2.00) WECC Spark Spreads 5 23.24 2.88 (2.93) 1 NYMEX 2 Mass Hub 3 Mass Hub, Tetco M3 and 7000 heat rate 4 ERCOT N, Houston Ship Channel and 7000 heat rate 5 SP15, NGI SoCal and 7000 heat rate

Slide 18

FPL Energy Contract Coverage Balance of 2006 2007 asset class wind contracted merchant nepool ercot all other total portfolio available mw percent mw under contract 3183 2436, 2215 2560 1411 11804 98 99 66 88 75 87 3254 2461 2454 2619 1372 12160 96 99 59 52 33 1 Weighted to reflect inservice dates planned maintenance Seabrooks planned refueling and power uprate in 2006 Duane Arnolds planned refueling outage in 2007 and expected production from renewable resource assets 2 Reflects round the clock mw under contract 3 Includes all projects with mid to long term purchase power contracts for substantially all of their output 4 Includes only those facilities that require active hedging 5 Reflects onpeak mw under contract 6 Totals may not add due to rounding

Slide 19

Earnings Per Share Contributions First Quarter GAAP 05 06 Change FPL 0.30 0.31 0.01 FPL Energy 0.10 0.38 0.28 Corporate and other (0.04) (0.06) (0.02) Total 0.36 0.63 0.27 Adjusted 05 06 FPL 0.30 0.31 0.01 FPL Energy 0.18 0.32 0.14 corporate and other (0.04) (0.05) (0.01), total 0.44 0.58 0.14 See appendix for reconciliation of GAAP to adjusted amounts

Slide 20

Adjusted Earnings Per Share Expectations 2006E 1 2007E 1 FPL 2.05 to 2.10 2.15 to 2.25 FPL Energy 0.90 to 1.00 1.15 to 1.35 Other (0.15) to (0.20) (0.15) to (0.20) Consolidated 2.80 to 2.90 3.15 to 3.35 Note the 2006 and 2007 adjusted earnings expectations are valid as of today (May 2 2006) and should be viewed in conjunction with the Assumptions page (slide 23) and with the Companys Cautionary Statements contained in the Appendix to this presentation These assumptions were outlined in detail on November 4 2005 1 Assumes normal weather and excludes the cumulative effect of adopting new accounting standards, merger related costs as well as the mark to market effect of nonqualifying hedges none of which can be determined at this time

Slide 21

Q and A Session

Slide 22

Appendix

Slide 23

FPL Group Key Assumptions1 FPL 2 percent customer growth No usage per customer growth in 2006 1 percent in 2007 Continued cost control Turkey Point expansion remains on schedule (mid 2007) Normal weather FPL Energy Wind development 625 to 750 mw each year 2006 and 2007 Market forwards at year end 2005 Duane Arnold acquisition Operational performance consistent with historical levels Corporate and Other Yield curves at year end 2005 Balanced financing plan maintains current credit position Incremental non recourse debt where net credit impact is favorable

Slide 24

Drivers of FPL Energy Earnings Growth 2005 to 2006 1 2005 EPS 0.78 New investments 0.24 0.28 Existing portfolio 0.08 0.12 Asset restructuring marketing and trading (0.02) 0.02 Interest (0.07) (0.05) All other including share dilution (0.04) (0.02) Expected 2006 EPS Range 0.90 1.00 1 Assumes normal weather and excludes the cumulative effect of adopting new accounting standards merger related costs as well as the mark to market effect of nonqualifying hedges none of which can be determined at this time Valid as of November 4 2005 ranges have not been updated based on current market conditions

Slide 25

Drivers of FPL Energy Earnings Growth 2006 2007 1 expected 2006 EPS Range 0.90 1.00 New investments 0.12 0.24 Existing portfolio 0.10 0.20 Asset restructuring, marketing and trading (0.01) 0.01 Interest (0.05) (0.03) All other including share dilution (0.02) 0.02 Expected 2007 EPS Range 1.15 to 1.35 1 Assumes normal weather and excludes the cumulative effect of adopting new accounting standards merger related costs as well as the mark to market effect of nonqualifying hedges none of which can be determined at this time As of November 4 2005 ranges have not been updated based on current market conditions

Slide 26

FPL Potential Drivers of 2006 Earnings Variability Issue Variability Potential Impact Balance of 2006 Weather variability at 80 percent probability plus or minus 6 cents Revenue growth plus or minus 10 to 20 bps plus or minus 1 to 2 cents O and M expenses sensitivity plus or minus 2 percent plus or minus 3 cents Interest rates plus or minus 1 percent plus or minus 2 cents See Companys Cautionary Statements contained in the Appendix and the Companys filings for full discussion of risks

Slide 27

FPL Energy Potential Drivers of 2006 Earnings Variability Issue Sensitivity Variability Potential Impact Balance of 2006 Weather Wind portfolio wind resource 1 wind index 1 1.5 to 2 cents Maine hydro rainfall snow pack plus or minus 20 percent plus or minus 2 cents Market risk commodity prices 2 dollars per mmbtu plus or minus 2 cents Operational performance EFOR plus or minus 1 percent plus or minus 1 to 2 cents New growth Wind new development 625 to 750 MW plus or minus 2 cents Asset restructuring 0 to 2 percent of FPLE earnings 1 Based on wind MW installed as of 3 31 06 2 From historic mean 3 Impact based on merchant assets

Slide 28

Non qualifying Hedges 1 summary of Activity (millions, after tax) Asset (Liability) Balance as of 12 31 05 (90.2) Amounts Realized During first Quarter 3.1 Change in Forward Prices (all positions) 19.6 Subtotal 22.7 Asset (Liability) Balance as of 3 31 06 (67.5) Primary Drivers revenue hedges 22.9 Retail Supply Contracts (18.6) ERCOT Spark Spreads 14.6 All Other Net (0.7) $19.6 1 Includes contracts of FPL Energys consolidated projects plus its share of the contracts of equity method investees Note retail marks are directly related while others are inverse

Slide 29

Non qualifying Hedges 1 Summary of Activity dollar thousands, after tax) 1st Quarter Asset Deals Asset (Liability) Change in Executed Total (Liability) Balance Amounts Forward During Unrealized Balance Description 12 31 05 Realized Prices Period 2 MTM 3 31 06 Gas Supply Contract $25,672 (4,047) (4,357) (8,404) 17,268 Other net (115,897) 7,205 30,438 (6,513) 31,130 (84,767) Total (90,225) 3,158 26,081 (6,513) 22,726 (67,499) 1 Includes contracts of FPL Energys consolidated projects plus its share of the contracts of equity method investees 2 Amount represents the change in value of deals executed during the quarter from the execution date through quarter end

Slide 30

Non qualifying Hedges 1 Summary of Forward Maturity thousands, after tax) Asset (Liability) Gain (Loss) 2 Balance 2010 Total Description 3 31 06 2006 2007 2008 2009 2015 2006 2015 Gas Supply Contract 17,268 (7,388) (9,880) (17,268) Other net (84,767) 48,242 9,413 8,197 1,971 16,944 84,767 Total (67,499) 40,854 (467) 8,197 $1,971 $16,944 $67,499 1 Includes contracts of FPL Energys consolidated projects plus its share of the contracts of equity method investees 2 Gain (loss) based on existing contracts and forward prices as of 3 31 06

Slide 31

FPL Energy Wind Index Rolling 5 quarters current portfolio 1 88 95 96 95 102 1Q05 2Q05 3Q05 4Q05 1Q06 Average wind speed for the period from those reference towers chosen to represent FPL Energys portfolio weighted index based on FPL Energys portfolio as of 3 31 06 100 long term historic annual weighted mean

Slide 32

Bridging Reference Tower Wind Speed to Earnings Impact Correlation factor effect (tower to site) Wind shear derivation (convert lower level measured wind to predicted) Air density assumption Turbine specific performance (power curve) Availability Reliability Curtailments Price paid by buyer Reference Tower Wind Speed Wind Turbine Hub Height Wind Speed Theoretical Wind Turbine Output Actual Wind Turbine Output Earnings Per Share Contribution 1 in the annual portfolio wind index for 2006 equates to 0.02 0.03 share 1 1 Sets aside uncertainties that can cause actual performance to deviate from that predicted solely by using the wind data from the selected reference towers. This reflects the impact on projects that were in operation as of 12 31 05. The earnings per share impact is based on a normal distribution around annual wind index values. This relationship should not be applied to quarterly or monthly wind index values due to seasonality of the wind resource and the increased variability associated with shorter observation periods.

Slide 33

Regional Long Term Wind Reference Location Denotes new references included to better describe FPLE Wind Portfolio FPL Energy plant operations Walla Walla Concord Livermore Bakersfield Lancaster Palm Springs Pierre Evanston Garden City Clovis Jamestown Pipestone Mason City Lone Rock Gage Clinton Abilene Midland Winkler Johnstown Scranton

Slide 34

FPL Energy MWs and Regional Reference Towers

First Quarter

Reference Tower	Associated Net MWs	Long Term Avg. Wind Speed (m/s)	2005 Avg. Wind Speed (m/s)	2005 Wind Speed Index	Long Term 1Q Avg. Wind Speed (m/s)	1Q2005 Avg. Wind Speed (m/s)	1Q2005 Wind Speed Index	1Q2006 Avg. Wind Speed (m/s)	1Q2006 Wind Speed Index
Midland.TX	598.60	4.90	4.53	92.47	4.94	4.41	89.23	4.87	98.64
Abilene.TX	327.00	4.96	4.59	92.55	5.22	4.57	87.39	5.35	102.36
WallaWalla.WA	324.90	3.73	3.37	90.31	3.75	3.14	83.62	4.36	116.16
Clinton.OK	147.00	5.68	5.59	98.32	5.88	5.57	94.70	6.28	106.73
Clovis.NM	204.00	5.18	4.83	93.38	5.67	4.80	84.67	6.03	106.43
Concord.CA	162.00	3.71	3.27	88.27	3.02	2.48	82.31	2.76	91.53
MasonCity.IA	139.00	5.02	4.89	97.39	5.64	5.43	96.12	5.90	104.52
Evanston.WY	144.00	4.62	4.18	90.52	4.59	3.78	82.31	4.49	97.85
GardenCity.KS	112.20	5.52	5.48	99.25	5.56	4.95	89.06	5.90	106.22
Johnstown.PA	130.40	4.22	4.05	96.02	5.11	4.56	89.34	5.44	106.53
Pipestone.MN	116.50	4.19	4.15	98.87	4.54	4.30	94.68	4.32	95.25
Livermore.CA	148.30	3.44	2.87	83.50	2.85	2.38	83.64	2.38	83.42
Gage.OK	102.00	5.12	4.93	96.28	5.05	4.45	88.06	5.40	106.84
PalmSprings.CA	77.30	3.52	2.91	82.85	2.98	2.30	77.08	2.64	88.54
Lancaster.CA	101.10	4.92	4.67	94.98	4.33	3.75	86.68	4.48	103.60
Bakersfield.CA	77.00	2.73	2.59	94.91	2.46	2.19	89.03	2.41	98.05
Jamestown.ND	61.50	5.06	5.12	101.32	5.40	4.99	92.26	5.35	99.08
Bismarck.ND	49.50	4.22	4.29	91.12	4.27	3.98	93.04	4.38	102.51
Scranton.PA	64.50	3.06	2.79	103.44	3.51	2.96	84.46	3.68	104.90
Pierre.SD	40.50	4.96	5.13	96.54	5.04	4.63	91.82	5.17	102.55
Winkler.TX	56.00	4.23	4.09	86.27	4.21	3.92	92.99	4.38	103.93
LoneRock.WI	30.00	3.41	2.95	101.69	3.75	3.11	82.92	3.68	98.10
Total Net MWs	3213.30								
Av Index				93.29			87.82		101.79

Reference towers were selected for their proximity to FPL Energy's wind assets.
FPL Energy wind portfolio as of 03/31/06
Weights defined based on expected annual NCF

FPL GROUP

34

Florida Power Corporate & (millions, except per share amounts) and Light FPL EnergyOtherFPL Group, Inc. Reconciliation of Net Income (Loss) to Adjusted Earnings (Loss) Net Income (Loss)122 151 (25) 248 Adjustments, net of income taxes Merger Costs 3 3 Net unrealized marktomarket (gains) losses associated with non qualifying hedges (23) (23) Adjusted Earnings (Loss) $122 $128 $(22) $228 Earnings (Loss) Per Share (assuming dilution) $0.31 $0.38 $(0.06) $0.63 Merger Costs 0.01 0.01 Net unrealized marktomarket (gains) losses associated with nonqualifying hedges (0.06) (0.06) Adjusted Earnings (Loss) Per Share $0.31 $0.32 $(0.05) $0.58

Slide 36

Florida Power Corporate and (millions, except per share amounts) and Light FPL Energy Other FPL Group, Inc. Reconciliation of Net Income (Loss) to Adjusted Earnings (Loss) Net Income (Loss) 111 37 (11) 137 Adjustments, net of income taxes Net unrealized mark to market (gains) losses associated with non qualifying hedges 31 31 Adjusted Earnings (Loss) 111 68 (11) 168 Earnings (Loss) Per Share (assuming dilution) 0.30 0.10 (0.04) 0.36 Net unrealized mark to market (gains) losses associated with non qualifying hedges 0.08 0.08 Adjusted Earnings (Loss) Per Share 0.30 0.18 (0.04) 0.44

Slide 37

Cautionary Statements And Risk Factors That May Affect Future Results In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (Reform Act), FPL Group, Inc. (FPL Group) and Florida Power Light Company (FPL) are hereby filing cautionary statements identifying important factors that could cause FPL Groups or FPLs actual results to differ materially from those projected in forward looking statements (as such term is defined in the Reform Act) made by or on behalf of FPL Group and FPL in this presentation, on their respective websites, in response to questions or otherwise. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as will likely result, are expected to, will continue, is anticipated, believe, could, estimated, may, plan, potential, projection, target, outlook) are not statements of historical facts and may be forward looking. Forward looking statements involve estimates, assumptions and uncertainties. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the following important factors (in addition to any assumptions and other factors referred to specifically in connection with such forward looking statements) that could cause FPL Groups or FPLs actual results to differ materially from those contained in forwardlooking statements made by or on behalf of FPL Group and FPL. Any forward looking statement speaks only as of the date on which such statement is made, and FPL Group and FPL undertake no obligation to update any forward looking statement to reflect events or circumstances, including unanticipated events, after the date on which such statement is made. New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forwardlooking statement. The following are some important factors that could have a significant impact on FPL Groups and FPLs operations and financial results, and could cause FPL Groups and FPLs actual results or outcomes to differ materially from those discussed in the forwardlooking statements FPL Group and FPL are subject to changes in laws or regulations, including the Public Utility Regulatory Policies Act of 1978, as amended (PURPA), the Public Utility Holding Company Act of 1935, as amended (Holding Company Act), the Federal Power Act, the Atomic Energy Act of 1954, as amended, the Energy Policy Act of 2005 and certain sections of the Florida statutes relating to public utilities, changing governmental policies and regulatory actions, including those of the Federal Energy Regulatory Commission (FERC), the Florida Public Service Commission (FPSC) and the utility commissions of other states in which FPL Group has operations, and the U.S. Nuclear Regulatory Commission (NRC), with respect to, among other things, allowed rates of return, industry and rate structure, operation of nuclear power facilities, operation and construction of plant facilities, operation and construction of transmission facilities, acquisition, disposal, depreciation and amortization of assets and facilities, recovery of fuel and purchased power costs, decommissioning costs, return on common equity (ROE) and equity ratio limits, and present or prospective wholesale and retail competition (including but not limited to retail wheeling and transmission costs). The FPSC has the authority to disallow recovery by FPL of any and all costs that it considers excessive or imprudently incurred. The regulatory process generally restricts FPLs ability to grow earnings and does not provide any assurance as to achievement of earnings levels. FPL Group and FPL are subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, wildlife mortality, natural resources and health and safety that could, among other things, restrict or limit the output of certain facilities or the use of certain fuels required for the production of electricity and or require additional pollution control equipment and otherwise increase costs. There are significant capital, operating and other costs associated with compliance with these environmental statutes, rules and regulations, and those costs could be even more significant in the future.

Slide 38

FPL Group and FPL operate in a changing market environment influenced by various legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the energy industry, including deregulation of the production and sale of electricity. FPL Group and its subsidiaries will need to adapt to these changes and may face increasing competitive pressure. FPL Groups and FPLs results of operations could be affected by FPLs ability to renegotiate franchise agreements with municipalities and counties in Florida. The operation of power generation facilities involves many risks, including start up risks, breakdown or failure of equipment, transmission lines or pipelines, use of new technology, the dependence on a specific fuel source, including the supply and transportation of fuel, or the impact of unusual or adverse weather conditions (including natural disasters such as hurricanes), as well as the risk of performance below expected or contracted levels of output or efficiency. This could result in lost revenues and or increased expenses. Insurance, warranties or performance guarantees may not cover any or all of the lost revenues or increased expenses, including the cost of replacement power. In addition to these risks, FPL Groups and FPLs nuclear units face certain risks that are unique to the nuclear industry including the ability to store and/or dispose of spent nuclear fuel, as well as additional regulatory actions up to and including shutdown of the units stemming from public safety concerns, whether at FPL Groups and FPLs plants, or at the plants of other nuclear operators. Breakdown or failure of an FPL Energy, LLC (FPL Energy) operating facility may prevent the facility from performing under applicable power sales agreements which, in certain situations, could result in termination of the agreement or incurring a liability for liquidated damages. FPL Groups and FPLs ability to successfully and timely complete their power generation facilities currently under construction, those projects yet to begin construction or capital improvements to existing facilities within established budgets is contingent upon many variables and subject to substantial risks. Should any such efforts be unsuccessful, FPL Group and FPL could be subject to additional costs, termination payments under committed contracts, and or the write off of their investment in the project or improvement. FPL Group and FPL use derivative instruments, such as swaps, options, futures and forwards, to manage their commodity and financial market risks, and, to a lesser extent, engage in limited trading activities. FPL Group could recognize financial losses as a result of volatility in the market values of these contracts, or if a counterparty fails to perform. In the absence of actively quoted market prices and pricing information from external sources, the valuation of these derivative instruments involves managements judgment or use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these contracts. In addition, FPLs use of such instruments could be subject to prudency challenges and if found imprudent, cost recovery could be disallowed by the FPSC. There are other risks associated with FPL Energy. In addition to risks discussed elsewhere, risk factors specifically affecting FPL Energys success in competitive wholesale markets include the ability to efficiently develop and operate generating assets, the successful and timely completion of project restructuring activities, maintenance of the qualifying facility status of certain projects, the price and supply of fuel (including transportation), transmission constraints, competition from new sources of generation, excess generation capacity and demand for power. There can be significant volatility in market prices for fuel and electricity, and there are other financial, counterparty and market risks that are beyond the control of FPL Energy. FPL Energys inability or failure to effectively hedge its assets or positions against changes in commodity prices, interest rates, counterparty credit risk or other risk measures could significantly impair FPL Groups future financial results. In keeping with industry trends, a portion of FPL Energys power generation facilities operate wholly or partially without longterm power purchase agreements. As a result, power from these facilities is sold on the spot market or on a shortterm contractual basis, which may affect the volatility of FPL Groups financial results. In addition, FPL Energys business depends upon transmission facilities owned and operated by others if transmission is disrupted or capacity is inadequate or unavailable, FPL Energys ability to sell and deliver its wholesale power may be limited. FPL Group is likely to encounter significant competition for acquisition opportunities that may become available as a result of the consolidation of the power industry, in general, as well as the passage of the Energy Policy Act of 2005. In addition, FPL Group may be unable to identify attractive acquisition opportunities at favorable prices and to successfully and timely complete and integrate them.

Slide 39

FPL Group and FPL rely on access to capital markets as a significant source of liquidity for capital requirements not satisfied by operating cash flows. The inability of FPL Group, FPL Group Capital Inc (FPL Group Capital) and FPL to maintain their current credit ratings could affect their ability to raise capital on favorable terms, particularly during times of uncertainty in the capital markets, which, in turn, could impact FPL Groups and FPLs ability to grow their businesses and would likely increase interest costs. FPL Groups and FPLs results of operations are affected by the growth in customer accounts in FPLs service area. Customer growth can be affected by population growth as well as economic factors in Florida, including job and income growth, housing starts and new home prices. Customer growth directly influences the demand for electricity and the need for additional power generation and power delivery facilities at FPL. FPL Groups and FPLs results of operations are affected by changes in the weather. Weather conditions directly influence the demand for electricity and natural gas and affect the price of energy commodities, and can affect the production of electricity at wind and hydro powered facilities. FPL Groups and FPLs results of operations can be affected by the impact of severe weather which can be destructive, causing outages and property damage, may affect fuel supply and could require additional costs to be incurred. At FPL, recovery of these costs is subject to FPSC approval. FPL Group and FPL are subject to costs and other effects of legal and administrative proceedings, settlements, investigations and claims, as well as the effect of new, or changes in, tax laws, rates or policies, rates of inflation, accounting standards, securities laws or corporate governance requirements. FPL Group and FPL are subject to direct and indirect effects of terrorist threats and activities. Generation and transmission facilities, in general, have been identified as potential targets. The effects of terrorist threats and activities include, among other things, terrorist actions or responses to such actions or threats, the inability to generate, purchase or transmit power, the risk of a significant slowdown in growth or a decline in the U.S. economy, delay in economic recovery in the United States, and the increased cost and adequacy of security and insurance. FPL Groups and FPLs ability to obtain insurance, and the cost of and coverage provided by such insurance, could be affected by national, state or local events as well as company specific events. FPL Group and FPL are subject to employee workforce factors, including loss or retirement of key executives, availability of qualified personnel, collective bargaining agreements with union employees and work stoppage. FPL Groups ability to successfully complete and integrate the proposed merger between FPL Group and Constellation Energy is subject to certain risks and uncertainties including the ability to obtain governmental approvals of the transaction on the proposed terms and schedule the failure of FPL Group or Constellation Energy shareholders to approve the transaction the risk that anticipated synergies will not be achieved or will take longer to achieve than expected disruption from the transaction making it more difficult to maintain relationships with customers, employees, suppliers or governmental entities unexpected transaction costs or liabilities economic conditions and other specific factors discussed in documents filed with the SEC by both FPL Group and Constellation Energy. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement prospectus that will be included in the Registration Statement on Form S 4 that Constellation Energy will file with the SEC in connection with the proposed merger. The issues and associated risks and uncertainties described above are not the only ones FPL Group and FPL may face. Additional issues may arise or become material as the energy industry evolves. The risks and uncertainties associated with these additional issues could impair FPL Groups and FPLs businesses and financial results in the future.

Slide 40

FPL Group

Conference Call

First Quarter 2006 Earnings Release

May 2, 2006

  First Quarter 2006 Earnings Conference Call

Jim von Riesemann

Good morning and welcome to our 2006 first quarter earnings conference call.

Moray Dewhurst, Chief Financial Officer of FPL Group, will provide an overview of our performance for the first quarter. Lew Hay, FPL Group's Chairman, President, and Chief Executive Officer, Armando Olivera, President of Florida Power & Light Company, and Jim Robo, President of FPL Energy are also with us this morning.

Following Moray's remarks, our senior management team will be available to take your questions.

  Non-Solicitation

Before I turn it over to Moray, let me remind you that this communication is not a solicitation of a proxy from any security holder of Constellation Energy or FPL Group.

Constellation Energy intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement and prospectus and other relevant documents to be mailed to security holders in connection with the proposed merger of Constellation Energy and FPL Group.

  Safe Harbor Statement

  Let me remind you that our comments today will include "forward-looking statements" within the meaning of the private Securities Litigation Reform Act of 1995.

  Any statements made herein about future operating results or other future events are forward-looking statements under the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from such forward-looking statements. A discussion of factors that could cause actual results or events to vary is contained in the Appendix herein and in our SEC filings.

  These risks, as well as risks associated with the proposed merger between FPL Group and Constellation Energy, will be more fully discussed in the joint proxy statement and prospectus that will be included in the Registration Statement on Form S-4 that the companies will file with the SEC in connection with the proposed merger.

  And now, I would like to turn the call over to Moray Dewhurst.

  Moray. . .

  Moray Dewhurst:

  Thank you, Jim, and good morning everyone.

  Overview of First Quarter 2006

  FPL Group is off to an excellent start in 2006, powered by the outstanding performance of FPL Energy and despite rather tepid results from Florida Power & Light. In fact, for the quarter, FPL Energy's contribution to earnings exceeded that of Florida Power & Light.

  The outstanding performance at FPL Energy reflects strength across the board. We entered the year highly hedged, but good market conditions and incremental generation from outstanding operational performance, coupled with a wind resource index a little above normal led to us exceeding our expectations in virtually every part of the FPL Energy portfolio. Year-over-year comparisons benefited from the contributions from new assets, including the Duane Arnold Energy Center, which joined the portfolio in January. While we do not expect FPL Energy to outperform Florida Power & Light every quarter in terms of earnings contribution, we believe the results show the strength of the business model that we have developed for serving competitive wholesale markets.

  Florida Power & Light's earnings contribution was up over last year, but the results were below our expectations. First quarter weather was even milder than last year.

  Looking forward, we remain intently focused on solid execution for the remainder of the year. With the high degree of hedging and the advanced state of development of the 2006 wind program at FPL Energy, our major focus needs to be continued outstanding execution. At this stage, we continue to expect FPL Group to deliver adjusted earnings per share of $2.80 to $2.90 in 2006, and I will have additional comments on this later in the call. Our earnings expectations assume normal weather for the balance of the year and exclude the effect of adopting new accounting standards, merger-related costs, and the mark-to-market effect of non-qualifying hedges, none of which can be determined at this time.

  Finally, as you all know, much has happened recently in Maryland that could have a bearing on our agreement to merge FPL Group with Constellation Energy. I will provide some additional comments at the end of this call.

  Now, let's look at the financial results for the first quarter.

  FPL Group Results (First Quarter)

  In the first quarter of 2006, FPL Group's GAAP results were $248 million or 63 cents per share compared to $137 million or 36 cents per share during the 2005 first quarter. FPL Group's adjusted 2006 first quarter net income and EPS were $228 million and 58 cents, respectively, compared with $168 million or 44 cents per share in 2005.

  Our adjusted results exclude the mark-to-market effect of non-qualifying hedges and merger related costs. Please refer to the Appendix of the presentation for a complete reconciliation of GAAP results to adjusted earnings.

  FPL Group's management uses adjusted earnings internally for financial planning, for analysis of performance, for reporting of results to the Board of Directors and for the company's employee incentive compensation plan. FPL Group also uses earnings expressed in this fashion when communicating its earnings outlook to analysts and investors. FPL Group management believes that adjusted earnings provide a more meaningful representation of FPL Group's fundamental earnings power.

  FPL - First Quarter (Summary)

  FPL's performance for the first quarter was somewhat disappointing. On the good side, customer growth continued at a strong pace, albeit slower than in recent years. Usage per customer was roughly flat, with the exception of the weather impact, which was negative even relative to a weak 2005. Increases in O&M and interest expense, plus reductions in AFUDC owing to the introduction to service of the Martin and Manatee expansions, more than offset reductions in depreciation resulting from last year's rate case and its settlement agreement. Overall, earnings were up, but we had hoped to do better.

  In regulatory matters, we completed hearings just over a week ago on our petition to recover our prudently incurred 2005 storm restoration costs and to rebuild a storm reserve fund to $650 million. We also filed our new ten-year site plan detailing generation expansion options for the coming years. I will provide updates on these in a moment.

  Florida Power & Light Earnings (First Quarter)

  In the first quarter of 2006, Florida Power & Light's GAAP and adjusted results were $122 million or 31 cents per share compared to $111 million or 30 cents per share during the 2005 first quarter.

  FPL Historical Growth in Customer Accounts (First Quarter)

  Growth in new customer accounts continued at a strong pace in the first quarter. The average number of FPL customer accounts increased by 92,000, or 2.2%. This is slightly below the pace of the last couple of years but still very good. You may recall that our general expectation for the next few years is to continue at about the 2% level.

  Retail Sales at FPL (First Quarter)

  Overall, retail kilowatt-hour sales grew 1.7 percent during the quarter. Customer growth accounted for 2.2 percent. Usage growth associated with weather was down one-half of one percent year-over-year, largely reflecting the mild weather. Underlying usage growth, mix and all other effects were flat with the year-ago comparisons.

  As a reminder, our statistical model for usage takes into account weather effects, general economic conditions, price elasticity and long-term trend data. Our 2006 earnings expectations continue to assume no growth in usage per customer, owing primarily to the price elasticity effect associated with the significant increase in customer bills associated with rising fuel costs. For 2007 and beyond, we believe underlying usage growth will return to its long-run average of one to one-and-a-half percent.

  FPL O&M and Depreciation (First Quarter)

  For the first quarter, FPL's 2006 O&M expense increased $20 million to $330 million. Two areas account for essentially all the increases: nuclear and distribution. The nuclear plants continue to experience cost pressures associated with increased staffing to meet enhanced regulatory requirements and to ensure long term reliability. Distribution costs were driven by increases in fleet vehicle costs and additional restoration expenses, although there has been no decline in overall system reliability.

  Looking forward, we expect to see increases for the full year in generation, transmission & distribution, and customer service, as well as continued increases in employee benefit costs. Distribution expenses and capital are likely to be further increased as a result of our Storm Secure initiative, which we announced earlier this year.

  Depreciation and amortization expense decreased $35 million to $195 million for the first quarter of 2006. There are two primary factors for the decline: the extension of the useful lives on our generation fleet and the elimination of the nuclear decommissioning accrual, both of which were implemented as a result of last year's base rate proceeding and the August 2005 stipulation and settlement agreement.

  The annualized net effect of these two items is to lower depreciation in 2006 by approximately $140 million on an after-tax basis. As a reminder, depreciation should be down for the year, but not by the full amount of these two items. Normal capital spend and the half-year impact following the addition of the Martin and Manatee generating facilities, will be partial mitigants to the extension of useful lives and the cessation of the decommissioning accrual.

  FPL Earnings Contribution Drivers (First Quarter)

  To summarize, Florida Power & Light's first quarter earnings per share were affected by the following:
- Customer growth	positive 3 cents
- Usage due to weather	negative 1 cent
- Underlying usage growth, mix, and other	zero
- O&M	negative 2 cents
- Depreciation	positive 6 cents
- AFUDC and interest expense	negative 5 cents
- Other, including share dilution & rounding	zero

  For a total one cent improvement for the quarter.

  Storm Costs - Update

  Let me now update you on the status of storm cost recovery proceedings. As you will recall, in January we filed a petition with the FPSC seeking recovery of approximately $816 million of prudently incurred restoration costs relating to the 2005 storm season. In that petition, we proposed combining these amounts with the remaining unrecovered deficit from 2004 as well as rebuilding the storm reserve to approximately $650 million. We proposed two alternatives: the use of securitization as our primary recommendation and a surcharge as our alternate.

  Since the petition was filed we have further refined our estimates of final costs based on new information and have reduced the total estimated unrecovered 2004 and 2005 storm costs by approximately $46 million.

  Two weeks ago the Commission held three days of hearings on the prudency of the 2005 costs as well as the considerations that should lead to choosing securitization or surcharge and the level of the reserve that should be targeted. The Office of Public Counsel proposed a number of disallowances and adjustments, altogether totaling $166 million, to the 2004 and 2005 costs, and intervenors generally recommended that the reserve be rebuilt to a level of $150-200 million. We believe our witnesses provided excellent responses to all the issues raised and continue to believe that our actions were prudent and our accounting approach is appropriate. However, there can be no guarantee that the Commission will agree with our position on all the issues raised.

  You will recall that the 2005 Rate Stipulation and Settlement specifically states that the parties agree that the company will be entitled to recover prudently incurred restoration costs. This proposition was effectively challenged by a staff witness, who proposed that the Commission arbitrarily impose up to a 20% sharing of prudently incurred costs. As we indicated in our response, not only would this be inconsistent with the Rate Agreement, which the witness acknowledged, it would also be inconsistent with basic principles of ratemaking. Since the Rate Agreement specifically excluded storm costs from recovery through base rates, the imposition of a so-called sharing approach would effectively preclude the company from ever having the opportunity to recover that portion which was deemed shared.

  While we believe we have provided sound responses to this proposal, I must note that during the hearings one party to the 2005 Agreement, namely the Attorney General of the State of Florida, took the position that the 2005 Agreement either contemplated or at least allowed for the imposition of sharing.

  The Commission is due to vote on all outstanding issues in this matter on May 15th.

  Capacity Additions and Fuel Diversity

  In early April, we filed our latest 10-year site plan with the PSC. This planning document identifies our capacity needs for the next 10 years and the assumptions on which they are based. It incorporates the Turkey Point 5 expansion, due in service in mid-2007, as well as the proposed West County Energy Center, targeted for 2009 and 2010. We have included plans for additional demand side programs. The plan also indicates that in 2012 and 2013 the company is intending to pursue the introduction of new clean coal capacity. We are currently working on identifying suitable sites.

  Finally, in early April, we notified the Nuclear Regulatory Commission of our intent to submit a license application in 2009 for a new nuclear plant in Florida. New nuclear resources in Florida would help balance FPL's generation mix, ensure reliability, and provide greater price stability for our customers. A decision to build is still several years away and would be evaluated on several factors, including regulatory climate, financial market conditions and competing fuel technologies. The contemplation of a new nuclear plant is not incorporated in our recently filed 10-year site plan, since it would likely come into service beyond the ten year planning period.

  FPL Energy - First Quarter Overview

  Let me turn now to FPL Energy, which delivered outstanding results, driven by strong operational performance coupled with favorable market conditions and weather resources that were closer to long-term historical averages, especially in the wind category, than we have seen in recent periods. Nearly all of the core elements of the FPL Energy portfolio delivered results that were better than expected.

  In terms of factors affecting future periods, the first quarter generally saw forward prices fall; however, the effect on our business is muted by the high degree of hedging for the next couple of years; and the back end of the curve did not move significantly.

  Our wind development continues to make good progress. Thus far, in 2006, FPL Energy has about 760 megawatts of new wind projects that have either been completed or are expected to reach commercial operation around the end of the year. Consequently, today's 2006 wind development pipeline is slightly ahead of the upper-end of our original target of 625 to 750 megawatts. We expect another 625 to 750 megawatts of new wind to be placed into service in 2007 given the two-year extension of the production tax credit program authorized by last year's Energy Policy Act.

  The combination of new wind projects and the expected increase in contributions from our merchant assets as older hedges roll-off and are replaced by sales at higher prices are the two major drivers that we expect to power the growth of FPL Energy's earnings for the next few years.

  FPL Energy Results (First Quarter)

  FPL Energy's 2006 first quarter reported earnings were $151 million or 38 cents per share compared to $37 million or 10 cents per share in last year's first quarter. Adjusted earnings, which exclude the effect of non-qualifying hedges, were $128 million or 32 cents per share compared to $68 million or 18 cents per share last year.

  The non-qualifying hedge category saw gains of $23 million, consistent with the general decrease in forward prices. As always, we have provided more detail on these transactions in the Appendix, and we continue to believe that FPL Energy's current period performance is best understood by excluding these amounts, whether gains or losses, from consideration. Other things equal, gains or losses in this category will turn around in future periods as the underlying contracts go to delivery.

  FPL Energy Earnings Contribution Drivers (First Quarter)

  Turning to the drivers of the increase in FPL Energy's adjusted earnings, new investment contributed 5 cents per share. Since last year, we have added 557 megawatts of new wind capacity, and the recently completed acquisition of the Duane Arnold nuclear plant in Iowa as well as the solar generation facility in California that we acquired last year, both of which are under long-dated purchased power contracts, also contributed to growth.

  Contributions from our existing assets increased 16 cents per share, with four cents coming from the existing wind portfolio, as wind resources returned to more normal conditions. The wind index for the first quarter of 2006 was 102 versus an index of 88 in last year's comparable period; please refer to the Appendix of the presentation for additional detail on the wind index. The combination of favorable market conditions, higher plant output, and generally favorable pricing levels for our merchant portfolio, particularly in NEPOOL, added ten of the 16 cent per share improvement. Seabrook and our Maine assets, both fossil and hydro, all experienced very positive environments, with opportunities provided by shifts in the gas-oil price ratio being particularly notable. The remaining two cent increase came in the contracted portion of the portfolio.

  Asset optimization and trading activities were flat quarter-over-quarter, while restructuring activities declined three cents, with no contribution this year versus a modest gain last year.

  All other items were down four cents primarily driven by higher interest expense associated with underlying growth of the business and higher rates.

  Overall, we are very pleased with the strong adjusted earnings growth that FPL Energy was able to achieve this quarter. We had expected good performance, as we entered the year well-hedged, but the combination of excellent tactical and operational effectiveness, coupled with favorable market conditions, led to better results than we had anticipated. FPL Energy's performance this quarter confirms for us the observation that we have frequently made that success in this business is very much a function of coming as close as possible to flawless execution.

  Market Conditions (Market Update)

  Let me now review changes in key market indicators during the quarter. You can see from this chart that 2007 forward commodity prices fell modestly in our major markets during the first quarter. However, with the exception of the West, they remained well above where they were a year or so ago. In addition, since the end of the quarter, prices have risen again, and the back end of the curve has shown continued strength. In fact, were we to update the chart to today, we would show slight increases in natural gas prices. The ten-year strip for natural gas is above $8.

  The natural consequences of the first quarter retreat in forward prices are the gains in the non-qualifying hedge category that I described earlier, as well as some reduction in value in our 2007 open positions, since we are not fully hedged for next year. The former, of course, are offset by the unmarked losses in the underlying unmarked physical positions, while the latter are well within the band of expectations that we set out for you last year when we shared expectations for 2007 results. As a result, the commodity price volatility of the first quarter has had little net impact on our outlook, and the price increases in April have roughly brought us back to where we were at the end of the year. We expect to see continued volatility in forward markets, but the underlying strength in fuels markets seems likely to endure for some time, and the fundamentals of supply and demand for power in our major markets continues slowly to improve.

  FPL Energy Contract Coverage

  Let me now update you on our contract coverage at FPL Energy. I would encourage you to access the slides that are available on our website, www.fplgroup.com under the investors section, since I will not review every number on the slide. These slides were also e-mailed to our analyst distribution list this morning with the press release.

  There has been little change in our 2006 position. Overall, our contract coverage on a capacity basis for 2006 is 87% for the balance of the year, translating to approximately 90% of our 2006 expected gross margin from our wholesale generation fleet being protected against fuel and power market volatility. As always, we expect to maintain some open positions to take advantage of potential market opportunities during the more volatile summer months.

  We have continued to add to our 2007 hedges, and the capacity coverage fraction now stands at 72%, translating to over 80% of our expected 2007 gross margin being protected against commodity price volatility. We are very comfortable with this level of hedging at this point in time and would expect to add only incrementally to this over the next few months, depending upon market conditions.

  Earnings Per Share Contributions (First Quarter)

  To summarize the 2006 first quarter, FPL contributed 31 cents, FPL Energy contributed 32 cents, and Corporate and Other contributed a negative 5 cents. That is a total of 58 cents compared to 44 cents in the 2005 first quarter on an adjusted basis.

  Adjusted Earnings Per Share Expectations

  Turning now to 2006 and 2007, there have been no developments that would cause us to change our expectations significantly. Accordingly, the ranges shown here are the same as previously discussed and remain valid to characterize our expectations for FPL Group in the stand-alone case - i.e. prior to considering the effects of the announced merger with Constellation.

  For 2006, we currently see an EPS range of $2.80 to $2.90, and for 2007 we see a range of $3.15 to $3.35. As a reminder, the key drivers behind the growth are continued healthy growth at Florida Power & Light, additional accretive contributions from investment in new wind projects, the impact of rising commodity prices reflected in hedges rolling over at FPL Energy, and the addition of Duane Arnold to the portfolio.

  In the Appendix we have included additional detail, and again these have not changed significantly since the year-end earnings conference call.

  Having said that, there are a few developments that are worth noting. First, the outstanding performance at FPL Energy in the first quarter clearly puts us ahead of where we had expected to be at this point in the year. This is partially offset by two factors: the first quarter weakness at Florida Power & Light, and the general rise in interest rates, which is likely to pressure the Corporate & Other segment by a few cents per share over the course of the year. Putting these together, and noting that we are still early in the year, we remain comfortable with the overall range for this year. Our outlook for Florida Power & Light assumes normal weather for the balance of the year, normal operational conditions, and a satisfactory outcome to the storm cost recovery proceedings. We will have a much better feel for Florida Power & Light's position after the second quarter.

  Comments on Merger

  Before taking your questions I would like to make a few comments on the status of our proposed merger with Constellation Energy Group. As you all know, much has happened in Maryland over the last three months. We have not been directly involved in the negotiations but we have been monitoring them closely and of course have been in close contact with the senior executive team at Constellation. We remain very positive on the strategic rationale for the merger, which holds the prospect of enabling us to build the industry-leading competitive energy business while simultaneously offering modest incremental benefits to the customers of the two regulated utilities. Our initial integration planning activities have reinforced the positive views we developed during our due diligence efforts. At the same time, however, we cannot be blind to some of the negative political developments in Maryland, which under some possible scenarios would inhibit or prevent us from realizing the potential value of the deal. We continue to believe that FPL Group is a strong independent company with excellent stand-alone growth prospects and we will not allow the potential value of the deal to be compromised simply in order to meet politically imposed hurdles. We remain committed to protecting and enhancing FPL Group shareholder value.

  Q&A Session

And now, we will be happy to answer your questions. Thank you.